Jones & Keller, P.C.

1999 Broadway, Suite 3150

Denver, Colorado 80202

Telephone: (303) 573-1600

December 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert, Esq.

Re:	First Trinity Financial Corporation
Registration Statement on Form S-4
Filed October 25, 2019
File No. 333-234331

Ladies and Gentlemen:

We are submitting this letter on behalf of First Trinity Financial Corporation (the “Company”) in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (Registration No. 333-234331) filed with the Commission on October 25, 2019 (the “Registration Statement”). Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) was filed today for the purpose of removing the statutory financial statements and condensed financial information relating to K-TENN Life Insurance Company and the accompanying opinion and consent of its accountants.

In addition, the Company hereby acknowledges that:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers adequately address the Staff’s comments. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt

Reid A. Godbolt

cc via email:	Gregg E. Zahn
Jeffrey J. Wood